Exhibit 3.3

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
OPTION CARE, INC.

Option Care, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST:                   That the Board of Directors of the Corporation adopted a resolution proposing and declaring advisable the following amendment to the Corporation’s Certificate of Incorporation:

RESOLVED, that the Corporation’s Certificate of Incorporation be amended by changing the first paragraph of the Fifth Article thereof so that, as amended, the Article shall be and read as follows:

FIFTH:  The total number of shares of all classes of stock which the Corporation shall have authority to issue is 90,000,000, consisting of two classes as follows:  30,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”), and 60,000,000 shares of Common Stock, par value $0.01 per share (“Common Stock”).

SECOND:             That, thereafter, at the annual meeting of the Corporation’s stockholders held on June 4, 2002, the holders of a majority of the total number of shares of common stock issued and outstanding as of the record date of the annual meeting approved of the amendment to the Fifth Article of the Corporation’s Certificate of Incorporation.

THIRD:                  That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by Joseph Bonaccorsi, its Senior Vice President, General Counsel and Secretary, this 18th day of June, 2002.

/s/ Joseph P. Bonaccorsi
By:	Joseph P. Bonaccorsi
Title:	Senior Vice President, General Counsel and Secretary